SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 18, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]     Form 40-F  [    ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]     No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO’S CONTRACT FOR THE NINGBO BOARDMACHINE BECOMES EFFECTIVE

SIGNATURES

Date February 18, 2003

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO’S CONTRACT FOR THE NINGBO BOARDMACHINE BECOMES EFFECTIVE

(Helsinki, Finland, February 18, 2003) –Metso Paper’s contract for a complete boardmaking line with Ning Shing Development Co. in Ningbo, Zheijiang, China has become effective. Metso (NYSE: MX; HEX: MEO) has received the advance payment from the customer, and the order is included in the order book for the first quarter of 2003. The contract was signed in November 2002.

The value of the order is approximately EUR 220 million, and the new line will be the largest board production line in the world.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Kaj Lindroos, Vice President, General Manager, Coaters and Reels, Metso Paper Tel. +358 204 82 7625

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.